UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 18, 2022 (March 16, 2022)

FirstMark Horizon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39585	85-2547650
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 5th Ave, 3rd Floor New York, NY		10011
(Address of principal executive offices)		(Zip Code)

(212) 792-2200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	FMAC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	FMAC	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	FMAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

In a special meeting of the stockholders (the “Special Meeting”) of FirstMark Horizon Acquisition Corp., a Delaware corporation (the “Company,” FirstMark” or “FMAC”), held on March 16, 2022 at 10:00 a.m., Eastern Time, virtually via live webcast in connection with the stockholder vote on proposals related to the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of October 6, 2021 (the “Merger Agreement”), by and among the Company, Sirius Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), Starry, Inc., a Delaware corporation (“Starry”) and Starry Group Holdings, Inc. (formerly Starry Holdings, Inc.), a Delaware corporation and a direct, wholly owned subsidiary of Starry (“Starry Group Holdings”), which provides for, among other things, the merger of the Company with and into Starry Group Holdings, with Starry Group Holdings surviving as a publicly traded entity and becoming the sole owner of Merger Sub (the “SPAC Merger”), followed by the merger of Merger Sub with and into Starry (the “Acquisition Merger” and, together with the SPAC Merger, the “Mergers”), with Starry surviving the Acquisition Merger and becoming a direct, wholly owned subsidiary of New Starry (the Mergers with all other transactions contemplated by the Merger Agreement, the “Business Combination”), holders of 38,888,136 shares of FMAC common stock (consisting of 28,538,136 shares of FMAC’s Class A common stock and 10,350,000 shares of FMAC’s Class B common stock) were present virtually or represented by proxy, representing 75.15% of FMAC’s common stock outstanding and entitled to vote as of February 3, 2022, the record date for the Special Meeting, and constituting a quorum for the transaction of business.

References to “New Starry” in this report refer to Starry Group Holdings following the closing of the Business Combination (the “Business Combination Closing”).

Item 5.07 Submission of Matters to a Vote of Security Holders.

The final voting results for each matter submitted to a vote of the Company stockholders at the Special Meeting are set forth below:

1.	The Business Combination Proposals: To approve the Merger Agreement and the Business Combination.

For	Against	Abstain
36,360,866	2,363,898	163,372

2.

The Organizational Documents Proposal: To approve, and adopt the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws”) of New Starry as the post-business combination company, which would take effect concurrently with the effectiveness of the SPAC Merger.

For	Against	Abstain
36,361,252	2,358,907	167,977

3.	The Advisory Organizational Documents Proposal: To approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter and the Proposed Bylaws of New Starry.

A.	Company Name: To approve and adopt a provision of the Proposed Charter providing that the name of New Starry will be “Starry Group Holdings, Inc.”

For	Against	Abstain
35,054,545	3,117,127	716,464

B.	Corporate Purpose: To change the corporate purpose to one more appropriate for a public operating company.

For	Against	Abstain
35,052,909	3,117,528	717,699

C.

Authorized Shares: To set the number of authorized shares of Class A common stock of New Starry, par value $0.0001 per share (“New Starry Class A Common Stock”), to 800,000,000, the number of authorized shares of Class X common stock of New Starry, par value $0.0001 per share (“New Starry Class X Common Stock”), to 50,000,000 and the number of authorized shares of preferred stock of New Starry, par value $0.0001 per share (“New Starry Preferred Stock”) to 10,000,000.

For	Against	Abstain
31,771,454	6,392,974	723,708

D.

Votes Per Share: To provide that holders of New Starry Class A Common Stock will be entitled to one vote per share of New Starry Class A Common Stock, and holders of New Starry Class X Common Stock will (i) prior to the Sunset Date (as defined in the Proposed Charter), be entitled to cast twenty votes per share and (ii) on the Sunset Date, each share of New Starry Class X Common Stock will automatically convert into one share of New Starry Class A Common Stock and from and after the Sunset Date, be entitled to cast one vote per share.

For	Against	Abstain
32,008,040	6,131,726	748,370

E.	Removal of Directors: To provide that directors may be removed with or without cause under varying circumstances.

For	Against	Abstain
32,008,341	6,158,629	721,166

F.

Corporate Opportunities Doctrine: To provide that certain transactions are not “corporate opportunities” and that the Identified Persons (as defined in the Proposed Charter) are not subject to the doctrine of corporate opportunity and such Identified Persons do not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as New Starry or any of its subsidiaries.

For	Against	Abstain
32,001,373	6,137,672	749,091

G.

Opt-Out of DGCL 203: To provide that New Starry will not be governed by Section 203 of the General Corporation Law for the State of Delaware (the “DGCL”) and, instead, include a provision in the Proposed Charter that is substantially similar to Section 203 of the DGCL, and acknowledge that certain stockholders cannot be “interested stockholders” (as defined in Proposed Charter); provided that the restrictions on business combinations will apply for twelve months following the date the Proposed Charter is filed.

For	Against	Abstain
31,745,986	6,394,355	747,795

H.

Actions by Stockholder Written Consent: To provide that until the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry may be effected at a duly called annual or special meeting of stockholders or, except as otherwise required by applicable law or the Proposed Charter, be taken without a meeting, by written consent and that following the Sunset Date, any action required or permitted to be taken by the stockholders of New Starry must be effected at an annual or special meeting of the stockholders of New Starry, and shall not be taken by written consent in lieu of a meeting.

For	Against	Abstain
31,744,946	6,391,583	751,607

I.	Threshold Increase for Amendment to Bylaws: To increase the required voting thresholds for approving any amendments to the Proposed Bylaws to 66 2/3%.

For	Against	Abstain
34,723,704	3,443,530	720,902

J.	Threshold Increase for Amendment to Charter: To increase the required voting thresholds for approving certain amendments to the Proposed Charter to 66 2/3%.

For	Against	Abstain
34,728,299	3,438,141	721,696

K.	Eliminate Blank Check Company Provisions: To eliminate various provisions applicable only to blank check companies.

For	Against	Abstain
35,043,424	3,119,334	725,378

4.

The Exchange Proposal: To approve, for the purposes of complying with the applicable listing rules of the New York Stock Exchange, the issuance of (i) shares of New Starry Class A Common Stock and New Starry Class X Common Stock pursuant to the terms of the Merger Agreement, (ii) shares of New Starry Class A Common Stock to the PIPE Investors (as defined in the Merger Agreement) pursuant to the PIPE Subscription Agreements (as defined in the Merger Agreement), (iii) shares of New Starry Class A Common Stock to the Convertible Notes Investors (as defined in the Merger Agreement) upon conversion of the Convertible Notes (as defined in the Merger Agreement) issued pursuant to the Convertible Notes Subscription Agreements (as defined in the Merger Agreement) and (iv) shares of New Starry Class A Common Stock and warrants to purchase shares of New Starry Class A Common Stock to funds affiliated with the Sponsor (as defined in the Merger Agreement) including such additional shares of New Starry Class A Common Stock if certain share price thresholds are achieved within five years after the Acquisition Merger Closing Date (as defined in the Merger Agreement).

For	Against	Abstain
36,347,422	2,359,902	180,812

5.	The Equity Incentive Plan Proposal: To approve on a non-binding advisory basis, the Starry Group Holdings, Inc. 2022 Incentive Award Plan.

For	Against	Abstain
31,737,035	6,399,750	751,351

6.	The ESPP Proposal: To approve on a non-binding advisory basis, the Starry Group Holdings, Inc. 2022 Employee Stock Purchase Plan.

For	Against	Abstain
31,640,136	6,495,993	752,007

In connection with the Special Meeting, FMAC also solicited proxies with respect to the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there were insufficient votes for, or for any other reason permitted by the Merger Agreement in connection with, the approval of one or more of the proposals at the Special Meeting. As there were sufficient votes at the time of the Special Meeting to approve proposals 1 through 6 and to ensure that a quorum was present at the Special Meeting, the adjournment of the Special Meeting to solicit additional proxies for such purpose was unnecessary and such proposal was not submitted to the holders of shares of FMAC common stock for approval at the Special Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMark Horizon Acquisition Corp.

Date: March 18, 2022	By:	/s/ Eric Cheung

		Name:	Eric Cheung
		Title:	Secretary

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